Alcon Reports Second-Quarter 2025 Results, Launched Tryptyr and Announced Acquisition of STAAR Surgical
•Second-quarter 2025 sales of $2.6 billion, up 4% on a reported basis, or up 3% constant currency1 (cc), versus second-quarter 2024
•Second-quarter 2025 diluted EPS of $0.35; core diluted EPS2 of $0.76
•Generated $889 million cash from operations and $681 million free cash flow3 in the first half of 2025. Also returned $287 million to shareholders
•Recently launched Tryptyr, a first-in-class treatment for dry eye disease, in the US
•Announced agreement to acquire STAAR Surgical, expanding Alcon's presence in myopia correction
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, August 19, 2025 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and six month periods ending June 30, 2025. For the second quarter of 2025, sales were $2.6 billion, up 4% on a reported basis and up 3% on a constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.35 and core diluted earnings per share2 of $0.76 in the second quarter of 2025.
"Alcon is exiting the second quarter with solid momentum, despite a relatively soft surgical market in the first half of the year," said David J. Endicott, Alcon's Chief Executive Officer. "Robust early demand for our recent product launches, including Unity VCS, Voyager, PanOptix Pro, Precision7, Systane Pro PF and Tryptyr, has been encouraging. While it's still early, these launches position us to accelerate top-line growth, generate cash and deliver long-term value for our shareholders."
Mr. Endicott continued, "As the global myopia epidemic grows, our announced acquisition of STAAR and its market leading Implantable Collamer Lens, EVO, positions Alcon to offer a full spectrum of treatments for this disorder. With Alcon’s global commercial reach and expertise, we expect to expand access and options for patients, particularly to high myopes. Following the regulatory review period, we look forward to welcoming the STAAR team into the Alcon family."

1.Constant currency (cc) is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core gross margin, core operating income, core operating margin and core diluted EPS, are non-IFRS measures. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3.Free cash flow is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

Second-quarter and first-half 2025 key figures	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Net sales ($ millions)	2,577	2,482	5,028	4,926
Operating margin (%)	9.6%	12.8%	14.2%	13.9%
Diluted earnings per share ($)	0.35	0.45	1.06	0.95
Core results (non-IFRS measure)[2]
Core operating margin (%)	19.1%	19.8%	19.9%	20.9%
Core diluted earnings per share ($)	0.76	0.74	1.50	1.52
Cash flows ($ millions)
Net cash flows from operating activities			889	871
Free cash flow (non-IFRS measure)[3]			681	667

Second-quarter and first-half 2025 results
Reported net sales for the second quarter of 2025 were $2.6 billion, up 4% versus the second quarter of 2024. Excluding favorable currency impacts of 1%, sales were up 3% on a constant currency basis. Reported net sales for the first half of 2025 were $5.0 billion, up 2% versus the first half of 2024. Excluding unfavorable currency impacts of 1%, sales were up 3% on a constant currency basis.
The following table highlights net sales by segment for the second quarter and first half of 2025:

	Three months ended June 30		Change %		Six months ended June 30		Change %
($ millions unless indicated otherwise)	2025	2024	$	cc1 (non-IFRS measure)	2025	2024	$	cc1 (non-IFRS measure)

Surgical
Implantables	456	464	(2)	(2)	876	897	(2)	(1)
Consumables	777	736	6	4	1,489	1,422	5	5
Equipment/other	222	223	—	(1)	421	442	(5)	(4)
Total Surgical	1,455	1,423	2	1	2,786	2,761	1	1
Vision Care
Contact lenses	692	636	9	7	1,380	1,307	6	5
Ocular health	430	423	2	2	862	858	—	2
Total Vision Care	1,122	1,059	6	5	2,242	2,165	4	4
Net sales	2,577	2,482	4	3	5,028	4,926	2	3

Net sales by segment
Second quarter
Surgical
Surgical net sales, which include implantables, consumables and equipment/other, were $1.5 billion, an increase of 2% on a reported basis and 1% on a constant currency basis versus the second quarter of 2024.
•Implantables net sales were $456 million, a decrease of 2% on a reported and constant currency basis, reflecting soft market conditions and competitive pressures.
•Consumables net sales were $777 million, an increase of 6%. Excluding favorable currency impacts of 2%, Consumables net sales increased 4% constant currency. Growth was led by vitreoretinal and cataract consumables, particularly in international markets, and price increases, and reflects soft market conditions.
•Equipment/other net sales of $222 million were in line with the prior year period on a reported basis. Excluding favorable currency impacts of 1%, Equipment/other net sales decreased 1% constant currency, as declines in legacy equipment were partially offset by sales of the recently launched Unity VCS and Voyager DSLT devices.
Vision Care
Vision Care net sales, which include contact lenses and ocular health, were $1.1 billion, an increase of 6% on a reported basis and 5% on a constant currency basis versus the second quarter of 2024.
•Contact lenses net sales were $692 million, an increase of 9%. Excluding favorable currency impacts of 2%, Contact lenses net sales increased 7% constant currency, primarily driven by product innovation and price increases.
•Ocular health net sales were $430 million, an increase of 2% on a reported and constant currency basis. Growth was led by the portfolio of eye drops, partially offset by declines in contact lens care. The prior year period included sales of certain eye drops in China which were divested and out-licensed in late 2024.
First half
Surgical
Surgical net sales were $2.8 billion, an increase of 1% on a reported and constant currency basis versus the first half of 2024.
•Implantables net sales were $876 million, a decrease of 2%. Excluding unfavorable currency impacts of 1%, Implantables net sales decreased 1% constant currency, reflecting soft market conditions and competitive pressures, partially offset by growth in advanced technology intraocular lenses in international markets during the first quarter.
•Consumables net sales were $1.5 billion, an increase of 5% on a reported and constant currency basis. Growth was led by vitreoretinal and cataract consumables, particularly in international markets, and price increases, and reflects soft market conditions.
•Equipment/other net sales were $421 million, a decrease of 5%. Excluding unfavorable currency impacts of 1%, Equipment/other net sales decreased 4% constant currency, as declines in legacy equipment were partially offset by sales of the recently launched Unity VCS and Voyager DSLT devices.

Vision Care
Vision Care net sales were $2.2 billion, an increase of 4% on a reported and constant currency basis versus the first half of 2024.
•Contact lenses net sales were $1.4 billion, an increase of 6%. Excluding favorable currency impacts of 1%, Contact lenses net sales increased 5% constant currency, primarily driven by product innovation and price increases.
•Ocular health net sales were $862 million, in line with the prior year period on a reported basis. Excluding unfavorable currency impacts of 2%, Ocular health net sales increased 2% constant currency. Growth was led by the portfolio of eye drops, including the Systane family of artificial tears, partially offset by declines in contact lens care. The prior year period included sales of certain eye drops in China which were divested and out-licensed in late 2024.
Operating income
Second quarter
Operating income was $247 million (-22%, -26% cc), compared to $318 million in the prior year period. Operating margin decreased 3.2 percentage points as the current year period included $44 million in charges related to the discontinued commercialization of a Vision Care product and increased investment in research and development ("R&D"), including for recent acquisitions. Excluding a positive 0.3 percentage point impact from currency, operating margin decreased 3.5 percentage points on a constant currency basis.
Adjustments to arrive at core operating income in the current year period were $244 million, mainly due to $173 million of amortization and $44 million of product discontinuation charges. Adjustments to arrive at core operating income in the prior year period were $173 million, mainly due to $165 million of amortization.
Core operating income was $491 million (0%, -2% cc), in line with the prior year period on a reported basis. Core operating margin decreased 0.7 percentage points, primarily due to increased investment in R&D, including for recent acquisitions. Excluding a positive 0.3 percentage point impact from currency, core operating margin decreased 1.0 percentage points on a constant currency basis.
First half
Operating income was $715 million (+4%, +7% cc), compared to $686 million in the prior year period. Operating margin increased 0.3 percentage points as the current year period benefited from gains of $142 million on fair value remeasurements of investments in associated companies. Operating margin benefits were partially offset by increased investment in R&D, including for recent acquisitions, $44 million of product discontinuation charges in Vision Care, $23 million of acquisition and integration related items and a negative 0.2 percentage point impact from currency. Operating margin increased 0.5 percentage points on a constant currency basis.
Adjustments to arrive at core operating income in the current year period were $287 million, mainly due to $345 million of amortization, $44 million of product discontinuation charges and $23 million of acquisition and integration related items, partially offset by $142 million on fair value remeasurements of investments in associated companies. Adjustments to arrive at core operating income in the prior year period were $342 million, mainly due to $331 million of amortization.
Core operating income was $1.0 billion (-3%, -1% cc) in both the current and prior year periods. Core operating margin decreased 1.0 percentage points, primarily due to increased investment in R&D, including for recent acquisitions and a negative 0.3 percentage point impact from currency. Core operating margin decreased 0.7 percentage points on a constant currency basis.

Taxes
Second quarter
Reported tax expense was $23 million, compared to $57 million in the prior year period, and the average reported tax rate was 11.6%, compared to 20.4% in the prior year period. Core tax expense was $63 million, compared to $86 million in the prior year period, and the average core tax rate was 14.2%, compared to 19.0% in the prior year period. Both the average reported and core tax rates were lower in the current year period due to net benefits from discrete tax items and a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions.
First half
Reported tax expense was $87 million, compared to $144 million in the prior year period, and the average reported tax rate was 14.2%, compared to 23.4% in the prior year period. Core tax expense was $160 million, compared to $203 million in the prior year period, and the average core tax rate was 17.7%, compared to 21.2% in the prior year period. The average reported tax rate was lower in the current year period due to a non-taxable gain. In addition, both the average reported and core tax rates benefited from discrete tax items in the current year period. The prior year period included a net expense from discrete tax items.
Diluted earnings per share
Second quarter
Diluted earnings per share of $0.35 decreased 22%, or 25% on a constant currency basis, versus the prior year period, primarily due to lower operating income, including $44 million of product discontinuation charges, partially offset by lower tax expense. Core diluted earnings per share of $0.76 increased 3%, or 1% on a constant currency basis, versus the prior year period.
First half
Diluted earnings per share of $1.06 increased 12%, or 14% on a constant currency basis, primarily due to higher operating income, including gains of $142 million on fair value remeasurements of investments in associated companies, partially offset by $44 million of product discontinuation charges, and lower tax expense. Core diluted earnings per share of $1.50 decreased 1%. Excluding unfavorable currency impacts of 1%, core diluted earnings per share were in line with the prior year period in constant currency.
Cash flow highlights
Net cash flows from operating activities amounted to $889 million in the first six months of 2025, compared to $871 million in the prior year period. Free cash flow was $681 million in the first six months of 2025, compared to $667 million in the prior year period, primarily due to increased cash flows from operations.
During the second quarter, the company returned $287 million to shareholders. Capital returns include the repurchase of approximately 1.4 million shares4 for $121 million and dividend payments of $166 million.
4.On February 25, 2025, the Board authorized the repurchase of up to $750 million of the Company’s common shares. Refer to Note 4 of the Condensed Consolidated Interim Financial Statements for details regarding the share repurchase program.

2025 outlook
The Company updated its 2025 outlook as per the table below.

2025 outlook[5,6]	as of May	as of August	Comments
Net sales (USD)	$10.4 to $10.5 billion	$10.3 to $10.4 billion	Updated
Change vs. prior year (cc)[1] (non-IFRS measure)	+6% to +7%	+4% to +5%	Updated
Core operating margin[2] (non-IFRS measure)	20% to 21%	19.5% to 20.5%	Updated
Non-operating income & expense[7]	$185 to $205 million	$185 to $205 million	Maintained
Core effective tax rate[8] (non-IFRS measure)	~20%	~18%	Updated
Core diluted EPS[2] (non-IFRS measure)	$3.05 to $3.15	$3.05 to $3.15	Maintained
Change vs. prior year (cc)[1] (non-IFRS measure)	+2% to +5%	0% to +2%	Updated
This outlook assumes the following:
•Aggregated markets grow approximately low-single digits;
•Tariff rates and exemptions announced as of August 11, 2025 persist through the end of the year. The Company expects a full-year gross tariff impact of approximately $100 million, which is expected to pressure cost of net sales. The Company anticipates fully offsetting this impact through operational actions and foreign exchange;
•Exchange rates as of the end of July prevail through year-end;
•Approximately 498.8 million weighted-averaged diluted shares.6

5.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
6.Does not reflect the impact of future share repurchases under the Company's share repurchase program.
7.Non-operating income & expense includes interest expense, other financial income & expense and share of loss from associated companies.
8.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Webcast and Conference Call Instructions
The Company will host a conference call on August 20, 2025 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its second-quarter 2025 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, i.e. investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event. To listen the Company's conference call, click on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/Alcons-Second-Quarter-2025-Earnings-Conference-Call-2025-zlkjQxFmk0/default.aspx

The Company's second-quarter 2025 press release, interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/Alcons-Second-Quarter-2025-Earnings-Conference-Call-2025-zlkjQxFmk0/default.aspx

Cautionary Note Regarding Forward-Looking Statements
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2025 outlook, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; our ability to effectively manage the risks associated with the ethical use of disruptive technologies; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; the increasingly challenging economic, political and legal environment in China; terrorism, war and other resulting events such as economic sanctions and trade restrictions; our ability to manage the risks associated with operating as a third party contract manufacturer; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our success in completing and integrating strategic acquisitions, including equity investments in early-stage companies; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2025 outlook as circumstances evolve.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency, EBITDA, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, product discontinuation charges, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, fair value remeasurements of investments in associated companies and certain acquisition related items. The following items that exceed a threshold of $10 million, are not operating expenses necessary to the operation of the business and have costs that will vary over periods are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.

Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for certain items such as legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.

Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2025		2024		2025		2024

United States	1,160	45%	1,141	46%	2,297	46%	2,290	46%
International	1,417	55%	1,341	54%	2,731	54%	2,636	54%
Net sales	2,577	100%	2,482	100%	5,028	100%	4,926	100%

Consolidated Income Statement (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except earnings per share)	2025	2024	2025	2024

Net sales	2,577	2,482	5,028	4,926
Other revenues	19	14	41	29
Net sales and other revenues	2,596	2,496	5,069	4,955
Cost of net sales	(1,196)	(1,108)	(2,267)	(2,171)
Cost of other revenues	(12)	(14)	(31)	(28)
Gross profit	1,388	1,374	2,771	2,756
Selling, general & administration	(870)	(837)	(1,683)	(1,639)
Research & development	(245)	(220)	(467)	(419)
Other income	5	5	154	11
Other expense	(31)	(4)	(60)	(23)
Operating income	247	318	715	686
Interest expense	(51)	(50)	(100)	(95)
Other financial income & expense	4	12	13	24
Share of (loss) from associated companies	(1)	—	(15)	—
Income before taxes	199	280	613	615
Taxes	(23)	(57)	(87)	(144)
Net income	176	223	526	471
Net income attributable to:
Shareholders of Alcon Inc.	176	223	526	471
Non-controlling interests	—	—	—	—

Earnings per share ($)(1)
Basic	0.36	0.45	1.06	0.95
Diluted	0.35	0.45	1.06	0.95

Weighted average number of shares outstanding (millions)
Basic	495.2	494.5	495.2	494.1
Diluted	497.9	497.0	497.9	496.7
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.

Segment contribution

	Three months ended June 30				Six months ended June 30
			Change %				Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)	2025	2024	$	cc(1) (non-IFRS measure)

Surgical segment contribution	378	403	(6)	(8)	714	789	(10)	(8)
As % of net sales	26.0	28.3			25.6	28.6
Vision Care segment contribution	208	180	16	13	489	438	12	13
As % of net sales	18.5	17.0			21.8	20.2
Not allocated to segments	(339)	(265)	(28)	(27)	(488)	(541)	10	10
Operating income	247	318	(22)	(26)	715	686	4	7
Core adjustments (non-IFRS measure)(1)	244	173			287	342
Core operating income (non-IFRS measure)(1)	491	491	—	(2)	1,002	1,028	(3)	(1)
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Operating income

	Three months ended June 30				Six months ended June 30
			Change %				Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)	2025	2024	$	cc(1) (non-IFRS measure)

Cost of net sales	(1,196)	(1,108)	(8)	(7)	(2,267)	(2,171)	(4)	(5)
Gross profit	1,388	1,374	1	(1)	2,771	2,756	1	1
Gross margin (%)	53.9	55.4			55.1	55.9
Selling, general & administration	(870)	(837)	(4)	(3)	(1,683)	(1,639)	(3)	(3)
Research & development	(245)	(220)	(11)	(10)	(467)	(419)	(11)	(12)
Other income	5	5	—	1	154	11	nm	nm
Other expense	(31)	(4)	nm	nm	(60)	(23)	(161)	(157)
Operating income	247	318	(22)	(26)	715	686	4	7
Operating margin (%)	9.6	12.8			14.2	13.9

Core results (non-IFRS measure)(1)
Core gross profit	1,604	1,539	4	3	3,154	3,088	2	3
Core gross margin (%)	62.2	62.0			62.7	62.7
Core operating income	491	491	—	(2)	1,002	1,028	(3)	(1)
Core operating margin (%)	19.1	19.8			19.9	20.9
nm = not meaningful
(1)    Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Non-operating income & expense

	Three months ended June 30				Six months ended June 30
			Change %				Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)	2025	2024	$	cc(1) (non-IFRS measure)

Operating income	247	318	(22)	(26)	715	686	4	7
Interest expense	(51)	(50)	(2)	(2)	(100)	(95)	(5)	(5)
Other financial income & expense	4	12	(67)	(74)	13	24	(46)	(47)
Share of (loss) from associated companies	(1)	—	nm	nm	(15)	—	nm	nm
Income before taxes	199	280	(29)	(33)	613	615	—	2
Taxes	(23)	(57)	60	64	(87)	(144)	40	38
Net income	176	223	(21)	(25)	526	471	12	15
Net income attributable to:
Shareholders of Alcon Inc.	176	223	(21)	(25)	526	471	12	15
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(2)	0.36	0.45	(20)	(25)	1.06	0.95	12	15
Diluted earnings per share ($)(2)	0.35	0.45	(22)	(25)	1.06	0.95	12	14

Core results (non-IFRS measure)(1)
Core taxes	(63)	(86)	27	32	(160)	(203)	21	20
Core net income	380	367	4	1	745	754	(1)	1
Core net income attributable to:
Shareholders of Alcon Inc.	380	367	4	1	745	754	(1)	1
Non-controlling interests	—	—	—	—	—	—	—	—
Core basic earnings per share ($)(2)	0.77	0.74	4	1	1.50	1.53	(2)	1
Core diluted earnings per share ($)(2)	0.76	0.74	3	1	1.50	1.52	(1)	—
nm = not meaningful
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.
(2)Earnings per share and core earnings per share are calculated on the amount of net income and core net income, respectively, attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended June 30, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Acquisition and integration related items(4)	Legal items(5)	Product discontinuation(6)	Other items(7)	Core results (non-IFRS measure)
Gross profit	1,388	172	—	—	44	—	1,604
Operating income	247	173	10	17	44	—	491
Income before taxes	199	173	10	17	44	—	443
Taxes(8)	(23)	(32)	(2)	(4)	(10)	8	(63)
Net income	176	141	8	13	34	8	380
Net income attributable to:
Shareholders of Alcon Inc.	176	141	8	13	34	8	380
Non-controlling interests	—	—	—	—	—	—	—
Basic earnings per share ($)(9)	0.36						0.77
Diluted earnings per share ($)(9)	0.35						0.76
Basic - weighted average shares outstanding (millions)(9)	495.2						495.2
Diluted - weighted average shares outstanding (millions)(9)	497.9						497.9
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended June 30, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Other items(7)	Core results (non-IFRS measure)
Gross profit	1,374	165	—	—	1,539
Operating income	318	165	9	(1)	491
Income before taxes	280	165	9	(1)	453
Taxes(8)	(57)	(30)	—	1	(86)
Net income	223	135	9	—	367
Net income attributable to:
Shareholders of Alcon Inc.	223	135	9	—	367
Non-controlling interests	—	—	—	—	—
Basic earnings per share ($)(9)	0.45				0.74
Diluted earnings per share ($)(9)	0.45				0.74
Basic - weighted average shares outstanding (millions)(9)	494.5				494.5
Diluted - weighted average shares outstanding (millions)(9)	497.0				497.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Six months ended June 30, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Gains on investments in associated companies(3)	Acquisition and integration related items(4)	Legal items(5)	Product discontinuation(6)	Other items(7)	Core results (non-IFRS measure)
Gross profit	2,771	339	—	—	—	44	—	3,154
Operating income	715	345	(142)	23	17	44	—	1,002
Income before taxes	613	345	(142)	23	17	44	5	905
Taxes(8)	(87)	(62)	—	(5)	(4)	(10)	8	(160)
Net income	526	283	(142)	18	13	34	13	745
Net income attributable to:
Shareholders of Alcon Inc.	526	283	(142)	18	13	34	13	745
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(9)	1.06							1.50
Diluted earnings per share ($)(9)	1.06							1.50
Basic - weighted average shares outstanding (millions)(9)	495.2							495.2
Diluted - weighted average shares outstanding (millions)(9)	497.9							497.9
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Six months ended June 30, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Acquisition and integration related items(4)	Other items(7)	Core results (non-IFRS measure)
Gross profit	2,756	329	—	3	—	3,088
Operating income	686	331	9	3	(1)	1,028
Income before taxes	615	331	9	3	(1)	957
Taxes(8)	(144)	(59)	—	(1)	1	(203)
Net income	471	272	9	2	—	754
Net income attributable to:
Shareholders of Alcon Inc.	471	272	9	2	—	754
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(9)	0.95					1.53
Diluted earnings per share ($)(9)	0.95					1.52
Basic - weighted average shares outstanding (millions)(9)	494.1					494.1
Diluted - weighted average shares outstanding (millions)(9)	496.7					496.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes amortization for all intangible assets other than software.
(2)    Includes impairment charges related to intangible assets.
(3)    For the six months ended June 30, 2025, includes gains on fair value remeasurements of investments in associated companies.
(4)    For the three months ended June 30, 2025, Operating income includes $9 million of direct acquisition costs and $1 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal and due diligence fees. Integration related costs include third party professional services and accelerated equity-based compensation expense.
For the six months ended June 30, 2025, Operating income includes $16 million of direct acquisition costs and $7 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal, banker, due diligence and accounting fees. Integration related costs include severance of $3 million, accelerated equity-based compensation expense of $3 million and third party professional services of $1 million.
For the six months ended June 30, 2024, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition.
(5)    For the three and six months ended June 30, 2025, includes provisions for legal matters.
(6)    For the three and six months ended June 30, 2025, includes charges related to the discontinued commercialization of a product in the Vision Care reportable segment, including $43 million for the full impairment of the intangible asset and $1 million in related costs, primarily related to inventory provisions.
(7)    For the three months ended June 30, 2024, Operating income includes fair value adjustments of financial assets, partially offset by the amortization of option rights.
For the six months ended June 30, 2025, Income before taxes includes core adjustments recognized for Aurion in Share of (loss) from associated companies. The expenses were incurred upon change in control from Alcon's acquisition of a majority interest in Aurion and include accelerated equity-based compensation expense of $2 million, third party professional services of $2 million for legal and accounting fees and third party bank fees of $1 million.
For the six months ended June 30, 2024, Operating income includes the amortization of option rights, offset by fair value adjustments of financial assets.
(8)    For the three months ended June 30, 2025, total tax adjustments of $40 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $244 million totaled $48 million with an average tax rate of 19.7%. Core tax adjustments for discrete tax items totaled $8 million.
For the three months ended June 30, 2024, tax associated with operating income core adjustments of $173 million totaled $29 million with an average tax rate of 16.8%.
For the six months ended June 30, 2025, total tax adjustments of $73 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Operating income core adjustments totaled $287 million. Excluding the non-taxable gain of $136 million on fair value remeasurement of Alcon's investment in Aurion, core adjustments to operating income totaled $423 million. The associated tax effect amounted to $81 million with an average tax rate of 19.1%. Core tax adjustments for discrete tax items totaled $8 million.
For the six months ended June 30, 2024, tax associated with operating income core adjustments of $342 million totaled $59 million with an average tax rate of 17.3%.
(9)     Core basic earnings per share is calculated using core net income attributable to shareholders of Alcon Inc. and the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024

Net income	176	223	526	471
Taxes	23	57	87	144
Depreciation of property, plant & equipment	103	97	201	191
Depreciation of right-of-use assets	22	20	43	40
Amortization of intangible assets	194	184	385	367
Impairments of property, plant & equipment and intangible assets	43	9	43	9
Interest expense	51	50	100	95
Other financial income & expense	(4)	(12)	(13)	(24)
EBITDA	608	628	1,372	1,293

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Six months ended June 30
($ millions)	2025	2024

Net cash flows from operating activities	889	871
Net cash flows used in investing activities	(732)	(351)
Net cash flows used in financing activities	(479)	(237)
Effect of exchange rate changes on cash and cash equivalents	54	(5)
Net change in cash and cash equivalents	(268)	278
Change in derivative financial instrument assets	(5)	9
Change in time deposits with original maturity greater than three months	(153)	—
Change in current and non-current financial debts	(102)	52
Change in net (debt)	(528)	339
Net (debt) at January 1	(2,802)	(3,643)
Net (debt) at June 30	(3,330)	(3,304)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At June 30, 2025	At December 31, 2024
Current financial debt	(81)	(105)
Non-current financial debt	(4,664)	(4,538)
Total financial debt	(4,745)	(4,643)

Less liquidity:
Cash and cash equivalents	1,408	1,676
Time deposits with original maturity greater than three months	—	153
Derivative financial instruments	7	12
Total liquidity	1,415	1,841
Net (debt)	(3,330)	(2,802)

Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the six months ended June 30, 2025 and 2024, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended June 30
($ millions)	2025	2024
Net cash flows from operating activities	889	871
Purchase of property, plant & equipment	(208)	(204)
Free cash flow	681	667

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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